UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 14, 2026

INFLECTION POINT ACQUISITION CORP. V

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-42518	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

167 Madison Ave, Suite 205 #1017

New York, NY 10016

(Address of Principal Executive Offices) (Zip Code)

(212) 476-6908

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	IPEXU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	IPEX	The Nasdaq Stock Market LLC

Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share upon the completion of the Company’s initial business combination	IPEXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously reported, on October 13, 2025, Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.), a Cayman Islands exempted company (“IPEX”), GOWell Technology Limited, a Cayman Islands exempted company (”GOWell”), GOWell Energy Technology, a Cayman Islands exempted company (“PubCo”), and IPCV Merger Sub Limited, a Cayman Islands exempted company, entered into a business combination agreement (the “Business Combination Agreement”). The transactions contemplated by the Business Combination Agreement are referred to collectively as the “Business Combination.”

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a presentation to be used by GOWell and IPEX in connection with the Business Combination, including as part of an Analyst Day event to be held on April 14, 2026.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information and Where To Find It

In connection with the Business Combination, IPEX and GOWell have prepared and filed with the SEC a registration statement containing a preliminary proxy statement of IPEX and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the registration statement is declared effective, IPEX will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination Agreement and the transactions contemplated thereby. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about IPEX, GOWell and the Business Combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit hereto are for informational purposes only and are neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in Solicitation

IPEX, GOWell, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from IPEX’s shareholders in respect of the Business Combination and the other matters set forth in the registration statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus relating to the Business Combination and will be contained in the definitive proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibit hereto contain forward-looking statements that relate to GOWell’s current expectations and view of future events. Forward-looking statements generally are accompanied by words such as “anticipate”, “could”, “estimate”, “may”, “potential”, “project”, “should”, “will” and other similar expressions, or the negative of these terms or other comparable terminology, that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements about the development of GOWell’s technology and expectations relating to the Business Combination, including the listing of PubCo’s ordinary shares on a national securities exchange. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect PubCo or the expected benefits of the Business Combination, or the risk that IPEX’s shareholders and/or GOWell’s shareholders do not approve the Business Combination; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to GOWell and PubCo; risks related to potential fluctuations in the oil and gas industries; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to negotiate and enter into definitive agreements with customers and/or suppliers on favorable terms, if at all; ability to attract and retain qualified personnel; the impact of competing technologies on GOWell’s business; ability to obtain additional financing as and when needed, on terms satisfactory to GOWell or at all; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against IPEX or GOWell related to the Business Combination; intellectual property-related claims; the amount of redemption requests made by IPEX’s public shareholders; and those factors discussed in documents IPEX has filed or will file with the SEC. Therefore, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither IPEX nor GOWell presently know or that IPEX and GOWell currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect IPEX’s and GOWell’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and the exhibit hereto and are qualified in their entirety by reference to the cautionary statements herein. IPEX and GOWell anticipate that future events and developments will cause IPEX’s and GOWell’s assessments to change. These forward-looking statements should not be relied upon as representing IPEX’s and GOWell’s assessments as of any date subsequent to the date of this Current Report on Form 8-K and the exhibit hereto. Accordingly, undue reliance should not be placed upon the forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Neither IPEX, GOWell nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Investor Presentation, dated April 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

INFLECTION POINT ACQUISITION CORP. V

April 14, 2026

	By:	/s/ Michael Blitzer
	Name:	Michael Blitzer
	Title:	Chief Executive Officer

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